UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to

Commission file number 001-16109

CoreCivic 401(k) Plan

(Full title of the Plan)

CORECIVIC, INC.

(Name of the issuer of the securities held pursuant to the Plan)

5501 Virginia Way, Brentwood TN 37027

(Address and zip code of principal executive offices of the issuer)

CORECIVIC 401(k) PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2023

Report of Independent Registered Public Accounting Firm

The Administrative Committee, the Administrator and the Participants

CoreCivic 401(k) Plan

Nashville, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the CoreCivic 401(k) Plan (the Plan) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP

We have served as the Plan’s auditor since 2013.

Peachtree Corners, Georgia

June 12, 2024

CORECIVIC 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2023 AND 2022

	2023	2022
ASSETS:
INVESTMENTS, at fair value	$388,194,716	$327,304,675

RECEIVABLES:
Employer contributions	330,470	297,331
Notes receivable from participants	13,740,085	12,715,065

Total receivables	14,070,555	13,012,396

NET ASSETS AVAILABLE FOR BENEFITS	$402,265,271	$340,317,071

See accompanying Notes to Financial Statements.

CORECIVIC 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2023

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$340,317,071

ADDITIONS:
Interest on notes receivable from participants	1,192,815
Dividends	8,981,564
Employer contributions	18,690,340
Participant contributions	20,823,769
Rollovers	842,107
Net appreciation in fair value of investments	59,487,588

Total additions	110,018,183

DEDUCTIONS:
Administrative expenses	762,757
Benefits paid to participants	47,307,226

Total deductions	48,069,983

Net Increase	61,948,200
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$402,265,271

See accompanying Notes to Financial Statements.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE A - DESCRIPTION OF THE PLAN

The following description of the CoreCivic 401(k) Plan (the “Plan” or “CoreCivic 401(k)”) is provided for general purposes only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

Plan Sponsor

The Plan is a defined contribution plan that is sponsored by CoreCivic of Tennessee, LLC (CoreCivic). The Plan is designed to comply with the rules and regulations of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participating Employers

The Plan qualifies as a “multiple employer” plan as described in Section 413(c) of the Code. The Plan allows other affiliated employers to participate in the Plan (“Participating Employers”), as it deems appropriate. All Participating Employers must adopt the Plan as written, including but not limited to, using the same Trustee, incurring the same expense rate, and contributing at the same rates and same times. Participating Employers are: TransCor America, LLC; Correctional Medicine Associates, PC; Correctional Medicine Associates of TX, PA; Correctional Medicine Associates of Colorado, PC; Correctional Medicine Associates of California, PC; CCA Health Services, LLC; Correctional Dental Associates, PC; Correctional Dental Associates of Florida, PA; Correctional Dental Associates of Colorado, PC; and, Stephen Merrill, DMD, PC.

Eligibility

Employees of CoreCivic and Participating Employers who are at least 18 years of age and have completed six months of service and 500 hours of service, as defined by the Plan, are eligible for participation in the Plan on the quarterly entry date (January 1, April 1, July 1, or October 1) following the date they meet these eligibility requirements.

Contributions

The Plan allows eligible employees to contribute up to 90% of their pre-tax compensation, as defined by the Plan. The Plan also allows eligible participants to make Catch Up Contributions (as defined by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”)).

During 2023, CoreCivic provided a Safe Harbor matching contribution equal to 100% of each employee’s eligible bi-weekly compensation, up to 5% of the employee’s eligible bi-weekly compensation. The Plan indicates CoreCivic may provide discretionary employer contributions in addition to the Safe Harbor matching contributions. CoreCivic did not provide such discretionary contributions during 2023. CoreCivic did provide a non-elective fringe contribution to certain employees at “Service Contract Act” (“SCA”) locations in 2023. Those non-elective contributions are 100% vested immediately.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Company and participant contributions may not exceed the maximum amount deductible for federal income tax purposes.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings (losses), and charged with an allocation of administrative expenses, as defined.

Participants direct how their contributions and employer contributions made on their behalf are invested. At December 31, 2023, the Plan had balances in 22 investment funds, consisting of 19 mutual funds, a common collective trust fund, a U.S. Treasury Cash Reserve Fund, and CoreCivic common stock.

Vesting

Participants are fully vested in their employee contributions, safe harbor matching contributions, non-elective employer contributions, and/or rollover contributions and the earnings (losses) thereon. Vesting in discretionary employer contributions is based on years of service. All active participants become vested in such discretionary employer contributions made and investment earnings (losses) thereon according to the following schedule of service:

Less than two years	0%
Two years	20%
Three years	40%
Four years	80%
Five years or more	100%

In the event of death, disability, or upon attainment of the Plan’s retirement age, as defined in the Plan agreement, participants become fully vested in their employer contributions.

Payment of Benefits

Upon death, disability, retirement, or termination of employment, participants or their beneficiaries may elect to receive a lump-sum distribution, payable in the form of cash and/or shares of CoreCivic common stock of the vested portion of their account balance.

Participants who were participants in a plan assumed by CoreCivic in connection with the acquisition of U.S. Corrections Corporation in 1998 are offered the option of a hardship distribution. Cases of financial hardship are reviewed and approved by the Plan Administrator. A hardship distribution cannot be taken until the participant has exhausted other means of financing through the Plan or other plans maintained by CoreCivic. A hardship can only be taken from the amounts accumulated in the participant’s account through employee deferral contributions.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Effective October 1, 2022, CoreCivic amended the plan to allow in-service withdrawals from the pre-tax salary deferral money type, for employees ages 62 and older. At the same time, the plan was also amended to allow in-service withdrawals from the Rollover Contribution money type, with no age requirements for this type of in-service withdrawal.

Forfeitures

Amounts not vested upon termination of employment are forfeited by participants and may be used to fund CoreCivic’s matching or discretionary contributions. At December 31, 2023, and 2022, unallocated non-vested accounts totaled approximately $185,000 and $164,000 respectively. During the year ended December 31, 2023, total forfeitures of $0 were used to reduce employer contributions, $21,815 were used to pay Plan expenses.

Notes Receivable from Participants

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. A participant may have only one loan outstanding at any time. Loans are repayable through payroll deductions over periods ranging up to 60 months. The loans are secured by the balance in the participant’s account. The interest rate for the loan shall be determined by the Plan Administrator commensurate with the rates used by commercial loans which would be made under similar circumstances. The interest rates on outstanding loans as of December 31, 2023, ranged between 4.25% and 9.50%.

Plan Termination

Although it has not expressed any intention to do so, CoreCivic may terminate the Plan or trust agreement at any time. In the event of Plan termination, participants’ interests in employer contributions will become fully vested, and the accounts will be paid in lump-sum distributions as soon as practicable after the termination.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of CoreCivic common stock allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires Plan management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Investment Valuation and Income Recognition

Investments are carried at market value as determined on the last day of the Plan year. Fair value of financial instruments is what would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions

Contributions from Plan participants and the matching contributions from the Employer are recorded in the year in which the employee contributions are withheld from compensation.

Notes Receivable from Participants

Notes receivable from participants are measured at their principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Processing fees of the Plan are charged against the participant account balance that was responsible for the expense. Effective 2022, administrative expenses are paid by the Plan or may be paid by the Employer at the Employer’s discretion. Administrative expenses paid by the plan may be allocated to participants on a Pro Rata or Per Capita basis, at the Plan Administrator’s discretion.

The agreement between the Trustee and the Plan included a revenue-sharing arrangement, whereby the Trustee shared revenue generated by the Plan in excess of the Trustee’s fee. These deposits are included as part of the net appreciation (depreciation) in fair value of investments on the Statement of Changes in Net Assets Available for Benefits. These funds are used to pay other Plan expenses, with the option of any remaining amounts being reallocated to participants.

At December 31, 2023 and 2022, $194,250 and $88,229 respectively, was available to be reallocated or pay Plan expenses. No amounts were reallocated to participants in 2023.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Risks and Uncertainties

Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE C - FAIR VALUE MEASUREMENTS

The Plan values assets in accordance with the fair value standard. The standard clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurement. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

1.	Common stock: Valued at the closing price reported on the active market on which the individual security is traded.

2.	Mutual funds: Valued at the net asset value of shares held by the Plan at year end in an active market.

3.

Common collective trust fund: Valued at the net asset value of units of the collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Mutual funds	$353,150,823	$—	$—	$353,150,823
Common stock	18,911,874	—	—	18,911,874

Total assets in the fair value hierarchy	$372,062,697			$372,062,697
Investments measured at Net Asset Value (NAV)*	—	—	—	16,132,019

Investments at fair value	$372,062,697	$—	$—	$388,194,716

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2022:

Fair Value Measurements as of December 31, 2022, using the following inputs:

	Level 1	Level 2	Level 3	Total
Mutual funds	$294,285,890	$—	$—	$294,285,890
Common stock	15,673,495	—	—	15,673,495

Total assets in the fair value hierarchy	$309,959,385			$309,959,385
Investments measured at Net Asset Value (NAV)*	—	—	—	17,345,290

Investments at fair value	$309,959,385	$—	$—	$327,304,675

*

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The following table summarizes investments measured at fair value based on net asset value (“NAV”) per share as of December 31, 2023 and 2022, respectively.

Description	Fair Value 12/31/2023	Fair Value 12/31/2022	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Collective Trust Fund	$16,132,019	$17,345,290	n/a	Daily	30 days

NOTE D—SUBSEQUENT EVENTS

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, June 12, 2024, and has determined that no significant events, except as noted below if applicable, occurred after December 31, 2023, but prior to the issuance of these financial statements that would have a material impact on its financial statements.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Effective January 1, 2024, the plan has included a Roth feature for voluntary employee contributions. Employees can elect to make voluntary contributions as all Roth, all pre-tax, or a combination of both, up to the applicable IRS annual limits.

NOTE E- FEDERAL INCOME TAX STATUS

Effective January 1, 2022, the Plan adopted a non-standardized pre-approved profit-sharing plan sponsored by Great West Trust Company for which an Internal Revenue Service (IRS) determination letter was issued dated June 30, 2020. The Plan currently is designed and is being operated in compliance with the applicable requirements of the Code and the Plan continues to qualify under Code Section 401(a), and the related trust continues to be tax-exempt as of December 31, 2023.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE F—RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Great West Trust Company is the trustee and custodian of the plan for all Plan assets including those invested in the CoreCivic common stock fund. Therefore, transactions with these parties qualify as party-in-interest transactions. The Plan also held notes receivable from participants which also qualify as party-in-interest transactions.

All transactions in the CoreCivic company stock fund qualify as party-in-interest transactions because the Company is the plan sponsor. For the years 2023 and 2022, no dividends were paid. The plan held 1,301,574 and 1,355,838 shares valued at $18,911,874 and $15,673,495 as of December 31, 2023 and 2022, respectively.

NOTE G - LIMITATION ON CORECIVIC STOCK ELECTIONS AND TRANSFERS INTO CORECIVIC STOCK

The Plan Administrative Committee, with the approval of the CoreCivic Board of Directors, limits the percentage of new contributions that plan participants are permitted to invest in CoreCivic stock to ten percent (10%). Transfers into CoreCivic stock from the Plan’s other funds are also subject to the same limitation. Therefore, requests to transfer funds into CoreCivic stock are not permitted if, at the time of the transfer, the transfer would cause the participant’s CoreCivic stock balance to exceed 10% of the participant’s total plan balance.

CORECIVIC 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

SUPPLEMENTAL SCHEDULE

CORECIVIC 401(k) PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN 62-1806755, Plan 001

SCHEDULE H, LINE 4i

DECEMBER 31, 2023

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost		(e) Current Value
	US Treasury	Federated US Treasury Cash Reserves	*	*	$402,413
	DFA	DFA US Targeted Small Cap Value	*	*	468,965
	The American Funds Group	Intermediate Bond Fund of America	*	*	6,938,306
	The American Funds Group	American Balanced Fund	*	*	31,412,750
	The American Funds Group	EuroPacific Growth Fund	*	*	16,727,978
	Fidelity	Fidelity Advisor Equity Growth Z	*	*	35,279,777
	The American Funds Group	Growth Fund of America	*	*	27,317,511
	Vanguard Investment	Vanguard Institutional Index Fund	*	*	69,544,811
	Vanguard Investment	Vanguard Mid Cap Index Fund	*	*	6,327,172
	Vanguard Investment	Vanguard Small Cap Index Fund	*	*	14,292,376
	Vanguard Investment	Vanguard Explorer Adm	*	*	4,720,364
	JP Morgan	JP Morgan Mid Cap Growth Fund	*	*	25,505,081
	MFS	MFS Mid Cap Growth Fund	*	*	313,976
	Morley Financial	Morley Stable Value Fund	*	*	16,132,019
	BlackRock	BlackRock Lifepath Index Retire Fund	*	*	18,478,029
	BlackRock	BlackRock Lifepath Index 2030 Fund	*	*	36,760,246
	BlackRock	BlackRock Lifepath Index 2040 Fund	*	*	26,641,008
	BlackRock	BlackRock Lifepath Index 2050 Fund	*	*	20,782,208
	BlackRock	BlackRock Lifepath Index 2060 Fund	*	*	8,088,419
	Putnam	Putnam Large Cap Value Y	*	*	2,090,870
	Federated Hermes	Federated Hermes Total Return Bond Fund	*	*	1,058,563
*	CoreCivic	CoreCivic Common Stock	*	*	18,911,874
*	Various plan participants	Notes receivable from participants (interest rate ranged between 4.25% and 9.50% with varying maturity dates)			13,740,085

		Total			$401,934,801

*	Indicates party-in-interest.
**	Cost information is not required for participant-directed investments.

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits

23.1	Consent of Hancock Askew & Co., LLP, Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CoreCivic 401(k) Plan

Date: June 12, 2024	By:	/s/ Brian Hammonds
	Name:	Brian Hammonds
	Title:	Vice President, Finance, CoreCivic of Tennessee, LLC, the Plan Administrator, and of CoreCivic, Inc., the sole member of CoreCivic of Tennessee, LLC